PROSPECTUS
May 1, 2002



LONGLEAF PARTNERS FUNDS℠
MANAGED BY SOUTHEASTERN ASSET MANAGEMENT, INC.

PROSPECTUS

May 1, 2002
LONGLEAF PARTNERS FUNDS℠

Managed By:
SOUTHEASTERN ASSET MANAGEMENT, INC.

6410 Poplar Avenue, Suite 900
Memphis, TN 38119
(800) 445-9469
www.longleafpartners.com

LONGLEAF PARTNERS FUND
Invests primarily in mid to large-cap companies believed to be significantly undervalued.

LONGLEAF PARTNERS INTERNATIONAL FUND
Invests primarily in foreign companies believed to be significantly undervalued.

LONGLEAF PARTNERS SMALL-CAP FUND
Invests primarily in companies of the size included in the Russell 2000 Index believed to be significantly undervalued.
(Closed to new investors)

The Longleaf Partners Funds are registered with the Securities and Exchange Commission (SEC). That registration does not imply that the SEC endorses the Funds.

The SEC has not approved or disapproved these securities or determined if this prospectus is truthful or complete.
Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

19   PORTFOLIO MANAGEMENT AND FUND OPERATIONS

24   SHAREHOLDER MANUAL

This Prospectus contains important information about the investment strategies, risks, and fees of the Longleaf Partners Funds that you should consider before making an investment. Please read it carefully and keep it on hand for future reference.

You should be aware that the Funds:

- *Are not bank deposits;*

- *Are not guaranteed, endorsed, or insured by any financial institution or governmental entity such as the Federal Deposit Insurance Corporation (FDIC);*

- *May not achieve their stated goals.*

Principal Investment Strategy

Philosophy. We are value investors. We view equity investments as ownership in a business enterprise. The Funds seek to achieve superior long-term performance by acquiring equity securities of growing, financially sound companies managed by capable, honorable individuals at market prices significantly below our assessment of their business values. We sell stocks when they approach our appraisals. We determine business or intrinsic value through financial analysis and established disciplines which we have consistently applied over 27 years. Equities purchased at prices substantially less than their intrinsic worth should protect capital from significant permanent loss and also should appreciate substantially if the market recognizes the company's economic value.

Process. All of the Longleaf Partners Funds apply the same investment disciplines and appraisal methods. Our analysts, working as a team, seek competitively entrenched companies which can enhance their advantages and are operated by trustworthy, capable, shareholder-oriented managers. When the common stock is available at 60% or less of our conservative appraisals, and when such an opportunity has been qualified, both quantitatively and qualitatively, we purchase a position for the Fund or Funds whose universe most closely fits the company.

Governing Principles. The Longleaf Partners Funds represent an investment partnership between all Fund shareholders and the employees and affiliates of Southeastern Asset Management, Inc. ("Southeastern"), who together are among the Funds' largest owners. The following principles govern this investment partnership:

- *We will treat your investment in Longleaf as if it were our own.*

- *We will remain significant investors with you in Longleaf.*

- *We will invest for the long term, while striving to maximize after-tax returns and to minimize business, financial, purchasing power, regulatory, and market risks.*

- *We will choose our equity investments based on their discounts from our appraisals of their corporate intrinsic values, their financial strength, their management, their competitive position, and our assessment of their future earnings potential.*

4

- *We will concentrate our assets in our best ideas.*

- *We will not impose loads, holding periods, exit fees or 12b-1 charges on our investment partners.*

- *We will consider closing the Funds to new investors if closing would benefit existing shareholders.*

- *We will discourage short-term speculators and market timers from joining us, the long-term investors in Longleaf.*

- *We will continue our efforts to enhance shareholder services.*

- *We will communicate with our investment partners as candidly as possible.*

Primary Investment Risks Which Apply To All Longleaf Funds

Market Fluctuation. The Funds invest primarily in common stocks or securities convertible to common stocks. Investments in equities are subject to declines in a company's share price or an overall stock market decline. The value of your investment in a Fund fluctuates daily with movements in stock prices. Such movements present a risk to investors who sell shares during market declines, creating a permanent loss from a paper one. Loss of money is, therefore, a risk of investing in the Funds.

We attempt to mitigate the risk of permanent capital loss by buying businesses only when they are selling at substantially less than our appraisals of their values and by having long holding periods for these securities. Historically, the ability to hold shares through periods of volatility has protected long-term investors from permanent loss.

Business Ownership Risks. As partial owners of the companies in Longleaf's portfolios, we face four main risks inherent in owning a business. First, the company's operations must be successful. To minimize the business risk, we look for companies with competitive advantages in their markets. Advantages could include dominant market share, lowest cost structure, entrenched brand name, or similar qualities.

The second risk of owning a company is financial risk. To help ensure that a company can weather economic downturns and take advantage of opportunities, a company's assets and cash flows should amply cover liabilities, annual working capital needs, and necessary capital replacements.

A company's third risk is whether it can control and mitigate cost increases. We prefer to own businesses with strong purchasing power and the ability to pass cost increases on to customers.

A company faces a fourth risk to its long-term success if a regulatory agency can dictate its markets and profits. Longleaf limits its ownership of businesses with regulatory risk.

Non-Diversification. The Funds are non-diversified under federal securities laws and each Fund generally invests in 20 to 25 companies. The Funds' share values could fluctuate more than if more securities were held in the portfolios.

We believe that limiting the number of our holdings lowers our risk of losing capital, because the portfolios contain our most qualified ideas. We strive to know the companies and their managements extremely well. Owning fewer companies also enables each company to have a meaningful impact on our investment results. We believe this approach improves the potential for a higher return over the long term.

The Funds plan to comply with the diversification standards for mutual funds set forth in the Internal Revenue Code. Under these standards, each Fund could own as few as twelve securities, but generally will have 20 to 25 companies in its portfolio. At the end of each quarter, at least half of each Fund's portfolio must be diversified so that a maximum of 5% of a Fund's total assets are invested in any company and with the Fund owning no more than 10% of any company's voting equity. The remaining portion of a Fund's portfolio may contain positions which are over 5% of assets and are greater than 10% of a company's voting equity.

Liquidity Risks. We take relatively large ownership positions in some companies that we find are particularly qualified. A Fund may own more than 5% of a company's equity securities and may own up to 15% or more of some companies. Depending on market conditions and trading volume, disposing of such holdings could be more difficult than if the Fund owned less of the same companies. Because it may take longer to dispose of a large position once we have decided to sell, a Fund may be more susceptible to price fluctuations.

Foreign Investment Risks. The Partners and Small-Cap Funds may invest up to 30% of assets in foreign securities, and the International Fund may invest all of its assets in foreign securities. Foreign investment risks may include political and economic changes, foreign withholding taxes, exchange controls, confiscation risks, foreign governmental restrictions, differences in accounting standards, more limited availability of public information, and currency fluctuations. We try to mitigate these risks through careful analysis of the economic and regulatory conditions in each country where we own an investment.

Currency Hedging Risks. We evaluate currency risk for each foreign security as part of the investment decision process. Effective currency hedging can offset fluctuations caused by differences between foreign and U.S. currencies, and can isolate the portion of a security's price fluctuation attributed to capital appreciation or depreciation. Not all foreign currencies can be effectively hedged, and the costs of hedging may outweigh the benefits. If our hedging strategy does not correlate well with market and currency movements, price volatility of the portfolio could increase. Currency hedging, considered separately, can result in losses, but these losses should be offset by gains in the values of the securities hedged.

Investment Objectives, Performance, Fees, And Expense Information

The following sections include specific information on each Fund's investment objectives and policies, historical performance, and expenses of ownership.

The bar charts illustrate volatility by showing the variability of Fund returns from year to year over the last decade. The total returns for the best and worst quarters indicate the historic short-term risks and rewards of investing in each Fund.

The average annual returns for the cumulative periods ended December 31, 2001 compared with several appropriate unmanaged market indices, highlight the benefits of compounding through longer term investing, and illustrate the effects of averaging negative returns in some periods with positive returns in others.

Each Fund's particular investment objective and policies and the corresponding market conditions have affected performance during the reported periods. Historical returns illustrate how the Funds met the challenges of changing market conditions during prior periods. Past investment performance (before and after taxes) does not predict future performance and there is no assurance that we will achieve our investment objectives. See page 14 for an explanation of the after-tax calculations in the Fund performance sections which follow.

LONGLEAF PARTNERS FUND

Initial Public Offering—April 8, 1987

Investment Objective—Long-term capital growth.

Investment Policy—The Partners Fund normally invests in the equity securities of a limited number of mid to large-cap companies. Most of these securities are listed on the major securities exchanges. Current income is not an objective.

The Fund may invest up to 30% of assets in foreign securities and up to 15% of assets in non-registered or illiquid securities.



PAST FUND PERFORMANCE
Total Return (%)

Year	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
	20.5	22.2	9.0	27.5	21.0	28.3	14.3	2.2	20.6	10.3

Best Quarter in last ten years.	18.5%	4th Quarter of 1998
Worst Quarter in last ten years.	(18.4)%	3rd Quarter of 1998

PAST FUND PERFORMANCE

Longleaf Partners Fund
Average Annual Total Returns
(for the periods ended December 31, 2001)

	1 Year	5 Years	10 Years
Return Before Taxes	10.34%	14.79%	17.30%
Return After Taxes on Distributions	9.62	11.81	14.50
Return After Taxes on Distributions and Sale of Fund Shares	6.45	11.50	13.85

Comparative Indices
(reflect no deductions for fees, expenses, or taxes)

S&P 500 Index	(11.91)	10.68	12.92
Value-Line (Geometric) Index	(6.08)	(0.31)	4.01
Inflation Plus 10%	11.55	12.19	12.51

Fund Fees and Expenses

The following table shows the fees and expenses you would pay to buy and hold shares of the Partners Fund. We do not impose any front-end or deferred sales charges or redemption fees, and the Fund does not have a 12b-1 Plan.

Shareholder Transaction Fees and Expenses *(fees paid directly from your investment)*		None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*		
Management Fees		0.77%
12b-1 Fees		None
Other Expenses		0.17
Administration	0.10	
Other Operating Expenses	0.07	
Total Annual Fund Operating Expenses		0.94%

Example of Fund Expenses. This example will help you compare the cost of investing in the Partners Fund with other mutual funds. The table shows what you would pay in expenses over time, whether or not you sold your shares at the end of each period. The example assumes a $10,000 investment, a 5% total return each year, and no changes in expenses. This information is for comparison purposes only and does not represent the Fund's actual returns or expenses, which may be higher or lower.

1 Year	3 Years	5 Years	10 Years
$99	$308	$535	$1,186

LONGLEAF PARTNERS INTERNATIONAL FUND

Initial Public Offering—October 26, 1998

Investment Objective—Long-term capital growth through investment primarily in the equity securities of international or foreign issuers.

Investment Policy—The International Fund normally invests at least 65% of total assets in the equity securities of international issuers domiciled or operating primarily in at least three countries other than the United States. The Fund does not limit the percentage of assets invested in any particular geographic region or country. We may invest a significant portion of assets in a single country, and may invest in developed and emerging countries. The Fund may also invest up to 15% of assets in non-registered or illiquid securities.

If investments meeting the Fund's criteria are not available, or when market or economic conditions so indicate, we may invest the Fund's assets temporarily in obligations of the U.S. government and its instrumentalities, or in other domestic or foreign money market instruments.

Specific Risks of Investing in this Fund

The International Fund is designed for long-term investors who can accept international investment risk. Although world economies are increasingly integrated, market valuations vary with each country's economic and political conditions. Movements in foreign securities markets and, to the extent not hedged, movements in foreign currencies where the Fund has exposure will affect the Fund's price per share and returns. Because the Fund hedges portions of its portfolio against foreign currency risk, its relative performance may differ from that of unhedged portfolios or indices.



PAST FUND PERFORMANCE

Total Return (%)

Year	1998	1999	2000	2001
Total Return	9.0*	24.4	25.9	10.5

*Initial public offering on 10/26/98 through 12/31/98

Best Quarter since inception.	15.7%	2nd Quarter of 1999
Worst Quarter since inception.	(7.7)%	3rd Quarter of 2001

PAST FUND PERFORMANCE

Longleaf Partners International Fund
Average Annual Total Returns
(for the periods ended December 31, 2001)

	1 year	Since Initial Public Offering 10/26/98
Return Before Taxes	10.47%	22.06%
Return After Taxes on Distributions	8.00	18.16
Return After Taxes on Distributions and Sale of Fund Shares	7.09	16.60

Comparative Indices
(reflect no deductions for fees, expenses, or taxes)

EAFE Index	(22.61)	(2.88)
Inflation Plus 10%	11.55	12.71

Fund Fees and Expenses

The following table shows the fees and expenses you would pay to buy and hold shares of the International Fund. We do not impose any front-end or deferred sales charges or redemption fees, and the Fund does not have a 12b-1 Plan.

11

Shareholder Transaction Fees and Expenses	
(fees paid directly from your investment)	None

Annual Fund Operating Expenses	
(expenses that are deducted from Fund assets)	
Management Fees	1.50%
12b-1 Fees	None
Other Expenses	0.32
Administration	0.10
Other Operating Expenses	0.22
Total Annual Fund Operating Expenses	1.82%*

*The Fund has a contractual expense limitation of 1.75% of average net assets per annum, excluding interest, taxes, brokerage commissions and extraordinary expenses. This provision cannot be amended without shareholder approval. Expenses subject to the limitation in 2001 were 1.73% of average net assets. The additional expenses not subject to the limitation were dividend expenses on short sales and related transaction expenses which must be included as expenses in the Fund's Statement of Operations under GAAP requirements.

Example of Fund Expenses. This example will help you compare the cost of investing in the International Fund with other mutual funds. The table shows what you would pay in expenses over time, whether or not you sold your shares at the end of each period. The example assumes a $10,000 investment, a 5% total return each year, and no changes in expenses. This information is for comparison purposes only and does not represent the Fund's actual returns or expenses, which may be higher or lower.

1 Year	3 Years
$191	$591

LONGLEAF PARTNERS SMALL-CAP FUND

Initial Public Offering—February 21, 1989
(Closed to new investors since July 31, 1997)

Investment Objective—Long-term capital growth.

Investment Policy—The Small-Cap Fund normally invests at least 80% of total assets in the equity securities of a limited number of companies whose market capitalization is within the range of companies in the Russell 2000 Index. The capitalization range of this index at December 31, 2001, stated in thousands, was as follows:

Largest Market Cap	*$2,966,495*
Average Market Cap	*$417,133*
Smallest Market Cap	*$2,798*

Generally, portfolio companies will have a market capitalization greater than $300 million. Current income is not an objective.

The Fund may also invest up to 30% of assets in foreign securities and up to 15% of assets in non-registered or illiquid securities.

Specific Risks of Investing in this Fund

Smaller companies may have more limited product lines, markets, financial resources, and market liquidity than larger companies. Their securities may trade less frequently and in more limited volume than those of larger companies. Small-cap stocks may be more volatile than those of larger companies and, where trading volume is thin, our ability to dispose of such securities may be more limited.

PAST FUND PERFORMANCE

Total Return (%)


30%
20%
10%
0
6.9
19.8
3.6
18.6
30.6
29.0
12.7
4.1
12.8
5.5
Year
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Best Quarter in last 10 years.	14.5%	4th Quarter of 1998
Worst Quarter in last 10 years.	(13.4)%	3rd Quarter of 1998

PAST FUND PERFORMANCE

Longleaf Partners Small-Cap Fund Average Annual Total Returns

(for the periods ended December 31, 2001)

	1 year	*5 years*	*10 years*
Return Before Taxes	5.45%	12.47%	13.98%
Return After Taxes on Distributions	3.29	10.49	12.31
Return After Taxes on Distributions and Sale of Fund Shares	4.84	9.86	11.46
Comparative Indices (reflect no deductions for fees, expenses, or taxes)			
Russell 2000 Index	2.49	7.52	11.51
Value-Line (Geometric) Index	(6.08)	(0.31)	4.01
Inflation Plus 10%	11.55	12.19	12.51

Fund Fees and Expenses

The following table shows the fees and expenses you would pay to buy and hold shares of the Small-Cap Fund. We do not impose any front-end or deferred sales charges or redemption fees, and the Fund does not have a 12b-1 Plan.

Shareholder Transaction Fees and Expenses *(fees paid directly from your investment)*		None
Annual Fund Operating Expenses *(expenses that are deducted from Fund assets)*		
Management Fees		0.81%
12b-1 Fees		None
Other Expenses		0.15
Administration	0.10	
Other Operating Expenses	0.05	
Total Annual Fund Operating Expenses		0.96%

Example of Fund Expenses. This example will help you compare the cost of investing in the Small-Cap Fund with other mutual funds. The table shows what you would pay in expenses over time, whether or not you sold your shares at the end of each period. The example assumes a $10,000 investment, a 5% total return each year, and no changes in expenses. This information is for comparison purposes only and does not represent the Fund's actual returns or expenses, which may be higher or lower.

1 Year	*3 Years*	*5 Years*	*10 Years*
$101	$315	$546	$1,210

Method of Calculation of Returns After Taxes

The after-tax returns shown in the tables depicting Past Fund Performance on pages 9, 11 and 13, were calculated under Securities and Exchange Commission rules using the following assumptions:

- Distributions were reinvested after deducting the taxes due on the distributions.

- Taxes due on distributions were calculated at the highest historical individual federal income tax rate for each taxable component of the distribution.

- Holding periods were determined based on the actual purchase and distribution dates.

- Short-term capital gain rates were applied to the sale of shares held for one year or less.

- "Return After Taxes on Distributions" assumes you continue to hold your shares at the end of the period.

- "Return After Taxes on Distributions and Sale of Fund Shares" assumes you sell your shares at the end of the period and pay applicable federal taxes.

- The calculations do not include state or local taxes, the effects of phaseouts of certain exemptions, deductions, and credits at various income levels, and the effects of alternative minimum tax. As a result, actual after-tax returns depend on an investor's tax situation and may differ from those shown.

- After-tax returns shown are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

DISCUSSION OF PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISKS

Additional Information on Types of Investments

International Fund. In selecting investments for the International Fund, we define a company as international if it is organized or head-quartered outside the United States. A business organized or headquartered in the U.S. also qualifies as international if at least 50% of its assets are outside the U.S. or 50% of its gross income is from non-U.S. sources. The majority of investments generally are in companies located in Canada, Australia, and the developed countries of Europe, the Far East, and South America.

The Fund may also invest in U.S. or foreign closed-end investment companies which invest in particular countries or regions when direct investments in those areas would be difficult or less liquid. When appropriate, the Fund may invest in foreign governmental and commercial bonds, and in other foreign money market instruments.

How We Achieve Our Investment Objectives

Determining Business or Intrinsic Value. A company's market price generally must be 60% or less of our appraisal to qualify for investment. Our research team appraises businesses by studying financial statements, regulatory information, trade publications, and other industry and corporate data, and by talking with corporate management, competitors, and suppliers.

We use two primary methods of appraisal. The first assesses the company's liquidation value based on the current economic worth of corporate assets and liabilities. The second method determines the company's ongoing value based on its ability to generate free cash flow after required capital expenditures and working capital needs. We calculate the present value of the projected free cash flows plus a terminal value, using a conservative discount rate. Our appraisal should represent the price that rational, independent buyers and sellers would negotiate in an arms length sale. We then check our appraisals against our data base of comparable business transactions.

15

Other Investment Criteria. In addition to significant undervaluation, we also look for the following when selecting investments:

- *Good Business.* A number of qualities characterize an attractive business. First, we must be able to understand both the fundamentals and the economics of a business. Second, a strong balance sheet helps protect a company during slow economic times and enables a business to seize opportunities when they arise. Third, a sustainable competitive advantage in market share, dominant brands, cost structure, or other areas, helps ensure the strength of a company. Fourth, a business must be able to generate and grow free cash flow from operations. Finally, pricing power enables a company to pass cost increases to consumers rather than absorbing them in lower margins.

- *Good People.* Managements of the businesses we own should have four primary qualities. They must be capable operators who can run the business profitably. They must be capable capital allocators who will build shareholder value through wisely reinvesting the free cash flow that the business generates. They must be shareholder oriented in their actions and decisions. They must have the proper incentives with much of their net worth tied to the company's results.

16   Although a company may not meet all the investment criteria discussed previously, we must be convinced that significant unrealized value is present before making an investment.

Allocation of Investment Ideas. When a company qualifies for purchase, we allocate the stock to the Funds whose investment objectives and policies most closely parallel the business. More than one Fund may own a single security. For example, if a company were based overseas, the International Fund and Partners Fund might both own it. If the Fund most closely aligned with a security is fully invested or otherwise unable to buy a position, another Fund might purchase that security.

How Companies Reach Intrinsic Value. We generally sell a holding when its market price reaches our appraisal. Undervalued businesses may reach their intrinsic worth in several ways.

- *Market Realization.* Over time the market may recognize the business's true value. As companies with strong management and true earnings power report better earnings, the market should bid up the price of the stock.

- *Mergers and Acquisitions.* Undervalued companies often attract acquirors, or large owners may seek a buyer.

- *Management Buy-Outs.* Corporate management may obtain funding to buy out shareholders and take the company private.

- *Liquidations.* A company may partially or fully liquidate its assets or operations through spin-offs of subsidiaries or sales of a portion of the business.

- *Share Repurchase Programs*. When a company's stock is undervalued, repurchasing outstanding shares increases value per share. If repurchasing shares is the capital allocation choice with the highest return, management can grow the value of the business and shrink the number of owners sharing the returns.

Portfolio Turnover. We are long-term owners, not traders or speculators. Generally, our time horizon when purchasing a company is three to five years. We will hold the stock as long as a margin of safety exists between price and value, and we remain confident in management's ability to create additional value.

Portfolio turnover is generally less than 50%. There are no limits on portfolio turnover, however, and we may sell portfolio holdings whenever we believe that sales would benefit shareholders.

Other Investments. All Funds may invest a portion of assets in cash equivalents and a wide variety of securities other than common stock, including preferred stock, debt securities, warrants, puts, calls, options, financial futures, and combinations of these instruments.

Cash Reserves. Generally, cash reserves and money market instruments do not exceed 15% of net assets. If, however, we have difficulty finding enough investments that meet our criteria, we may invest any portion of assets in money market instruments. Holding cash reserves can penalize short-term performance in rising markets, but during market declines cash allows us to purchase securities at discounted prices. When cash has previously approached levels as large as 20% for a prolonged period, we generally have closed the affected funds to new investors. We would not allow cash reserves to exceed 35% of total assets except for temporary, defensive purposes.

Other Risks of Investing Which Apply To All Funds

The primary risks of investing in the Longleaf Partners Funds appear on pages 5-7 of this Prospectus. Those risks include general market conditions, business ownership, non-diversification, possible limited liquidity, foreign market, and foreign currency hedging risks. Other risks include the following:

Puts, Calls, Options, Short Sales and Financial Futures. The Funds may invest selectively in a wide variety of put and call options, financial futures, swaps, combinations of these techniques, and in other similar financial instruments and may engage in short sales. Generally, these investments or techniques are used for hedging purposes or as an alternative to owning the underlying security. When used in conjunction with each other, these techniques can reduce market risks. If used separately, these instruments or techniques have risks. Gains on investments in options and futures and on short sales depend on correctly pre-dicting the direction of stock prices, interest rates, and other economic factors. If a Fund were not able to close out its position, a significant loss could occur.

Restricted and Illiquid Securities. Each Fund may invest up to 15% of its net assets in unregistered and not readily marketable securities. Restricted or non-registered securities may be sold only in privately negotiated transactions or in limited amounts under other exemptions. A Fund might have to pay the registration expenses to sell such a position. When the securities are not saleable, adverse market conditions could lower the eventual sale price.

Bonds and Fixed Income Securities. The Funds may invest up to 15% of assets in both investment and non-investment grade corporate and governmental bonds. High yield or non-investment grade bonds are more risky than investment grade securities. They may be less sensitive to interest rate changes, but may be more sensitive to economic down-turns or adverse corporate developments.

More detailed information on investments and investment techniques appears in the Statement of Additional Information.

18

PORTFOLIO MANAGEMENT AND FUND OPERATIONS

Investment Adviser. Southeastern Asset Management, Inc. ("Southeastern") is the Funds' investment adviser. Formed in 1975, the firm has 27 years of experience managing securities portfolios for institutional investors and individuals. Located in Memphis, Tennessee, Southeastern manages more than $18 billion in private account and mutual fund assets.

Code of Ethics. To align our interests with those of shareholders and prevent conflicts of interest, our Code of Ethics requires all employees and their spouses to limit their investments in publicly offered equity securities to shares of the Longleaf Partners Funds, unless granted prior clearance for other personal securities transactions. Employees must report their personal securities transactions quarterly. Any material violation of the Code of Ethics is reported to the Boards of the Funds. The Boards also review the administration of the Code of Ethics annually.

The independent Trustees of the Funds must invest in the Funds a cumulative amount at least equal to their total Trustees' fees, and must obtain clearance before making other personal securities investments to avoid conflicts of interest.

Management Services. Southeastern manages the securities portfolios of the three Longleaf Partners Funds under an Investment Counsel Agreement initially effective in 1987. Southeastern also serves as Fund Administrator and provides administrative, business, legal and compliance services. The Funds are responsible for payment of all direct operating expenses, such as custodian and transfer agent fees, professional fees of outside lawyers and accounting firms, registration fees, trade association dues, printing, postage, insurance premiums, costs of outside pricing services, and the costs of computer programs dedicated to Fund operations.

Advisory and Administration Fees. The Funds pay Southeastern the following annual fees as a percentage of average net assets for the services rendered:

	Investment Counsel Fee		*Administration Fee*
	Stated Fee	*Actual 2001 Fee*	*Actual 2001 Fee*
Partners Fund	1.00% on first $400 million in average net assets; 0.75% on balance	0.77%	0.10%
International Fund	1.50% on average net assets	1.50%	0.10%
Small-Cap Fund	1.00% on first $400 million in average net assets; 0.75% on balance	0.81%	0.10%

All of the Funds have a contractual expense limitation included in their investment counsel agreements with Southeastern, requiring Southeastern to reduce its fees to the extent necessary to limit normal annual operating expenses to a stated percentage of average net assets per annum, excluding interest, taxes, brokerage commissions, and extraordinary expenses. The investment counsel and fund administration fees are included in normal operating expenses. Shareholder approval is required to amend or remove these expense limitations. The expense limitation for the Partners and Small-Cap Funds is 1.50% of average net assets annually; the expense limitation for the International Fund is 1.75% of average net assets annually.

Portfolio Managers. Collectively, the following Southeastern personnel have shared responsibility for investment management decisions of the specified Funds' portfolios. Background information on Mr. Hawkins and Mr. Cates appears on page 22. Mr. Buford has been employed by Southeastern since 1990. Mr. McDermott has been employed by Southeastern since 1998; from 1994-1998, he was employed by J.P. Morgan & Co. in San Francisco, Hong Kong, and Singapore as an Associate and Analyst.

Name and Title with Southeastern	Fund Portfolio Responsibility	Funds
O. Mason Hawkins *Chairman of the Board and C.E.O.*	**Co-Portfolio Manager**	*All*
G. Staley Cates *President*	**Co-Portfolio Manager**	*All*
John B. Buford *Vice President - Investments*	**Co-Portfolio Manager**	*Partners and Small-Cap Funds*
E. Andrew McDermott, III *Vice President - Investments*	**Assistant Porfolio Manager**	*International Fund*

Fund Operations. Each Fund has a separate Board of Trustees which oversees all operations of the particular Fund. The same Trustees serve all of the Funds. A majority of the Trustees are independent of and are not affiliated with Southeastern. The investment and administrative functions for each Fund are performed or supervised by the officers and employees of Southeastern under investment advisory and fund administration agreements with each of the Funds. Information on employment experience and educational backgrounds of the Funds' Trustees appears on the following pages.

Audit Committee. Mr. Melnyk serves as Chairman of the Audit Committee, which is composed of Messrs. Carpenter, Connell, Melnyk, Ray, and Steger. All members of the Audit Committee are classified as independent or non-"interested" Trustees. The Audit Committee has adopted a Charter, and holds a private meeting each year with representatives of the audit firm.

Board of Trustees

O. Mason Hawkins, CFA*, *Chairman of the Board and Co-Portfolio Manager.*
Founder and Director, Southeastern Asset Management, Inc. (since 1975).
Education: B.S.B.A., Finance, University of Florida, 1970; M.B.A., University of Georgia, 1971.

G. Staley Cates, CFA*, *Trustee and Co-Portfolio Manager.*
Southeastern Asset Management, Inc. (since 1986); President (since 1994).
Education: B.B.A., Finance, University of Texas, 1986.

Margaret H. Child*, *Trustee.*
Director of Business Development for a Boston law firm, Boston, MA (since 1999); Director of Marketing, Arthur Andersen L.L.P. (accounting firm), Atlanta, GA office (1998-1999), Memphis, TN office (1991-1998)
Education: B.A., Harvard College of Harvard University, 1978.

Chadwick H. Carpenter, *Trustee.*
Private investor and consultant to software companies. Previously, senior executive officer at Progress Software Corporation (a leading provider of software products used by developers to build and deploy commercial applications worldwide), Bedford, MA (1983-1997).
Education: B.S., Electrical Engineering, Massachusetts Institute of Technology, 1971; M.S., Electrical Engineering, Massachusetts Institute of Technology, 1972.

---

* Mr. Hawkins and Mr. Cates are directors and officers of Southeastern, which pays their compensation, and each is deemed to be a Trustee who is an "interested" person as defined in Section 2(a)(19) of the Investment Company Act of 1940. Ms. Child is not affiliated with and receives no compensation from Southeastern. She performs certain administrative and operational functions for the Funds in Massachusetts, their state of organization, and accordingly could be deemed to be "interested."

Daniel W. Connell, Jr., *Trustee*.
Senior Vice President—Marketing, Jacksonville Jaguars, Ltd.
(National Football League franchise), Jacksonville, FL (since 1994);
Chairman, Jacksonville Chamber of Commerce (1997);
Commissioner, Jacksonville Economic Development Commission;
Advisory Director, First Union National Bank of Florida.
Education: B.S.B.A., University of Florida, 1970.

Steven N. Melnyk, *Trustee*.
Private investor and consultant. Previously, chairman of the Executive
Committee and President, Riverside Golf Group, Inc. (a corporation
engaged in the design, construction and operation of golf courses
throughout the southeastern US), Jacksonville, FL (1987-1997); Golf
commentator and sports marketing executive, ABC Sports (since
1991); Founding director and former Chairman, First Coast
Community Bank, Fernandina Beach, FL; Winner of U.S. Amateur
Championship (1969); British Amateur Championship (1971).
Education: B.S.B.A., Industrial Management, University of Florida,
1969.

C. Barham Ray, *Trustee*.
Chairman of the Board and Secretary, SSM Corporation (a venture
capital firm), Memphis, TN (since 1974); Director, Financial Federal
Savings Bank, Memphis, TN.
Education: B.A., Vanderbilt University, 1968; M.B.A., University of
Virginia, 1973.

23

Perry C. Steger, *Trustee*.
Director of Product Strategy, National Instruments, Inc. (industrial
automation software), Austin, Texas (since 1996). Founded
Georgetown Systems, Inc. to develop and market industrial automation software, which was acquired by National Instruments, Inc. in
April 1996. Project Manager at Steger & Bizzell (consulting civil engineering firm), Austin, TX (1984-1990).
Education: B.S., Civil Engineering, University of Texas, 1984.

Supplemental information about the members of the Board of Trustees appears in the
Statement of Additional Information, a separate document, which can be obtained without
charge by calling (800) 445-9469 (option 1).

General Information

Funds Open to New Shareholders. The Partners Fund and the International Fund are open to new shareholders. The Small-Cap Fund is closed to new shareholders unless you meet one of the exceptions outlined on page 27.

Minimum Initial Investment. The minimum initial investment for each account is $10,000. Exceptions to the investment minimum are outlined on page 27. There is no minimum amount required for subsequent investments. All purchases are subject to acceptance, and we may reject purchases to protect other shareholders.

Transfer Agent. PFPC of Westborough, Massachusetts, handles all shareholder purchases, redemptions and account changes. Please direct your requests and questions about your account to PFPC at (800) 445-9469 (option 0). Southeastern Asset Management, Inc. ("Southeastern") does not process transactions and will forward any account maintenance correspondence and transaction instructions received in Memphis to PFPC to process when received by PFPC.

Account Access Information. You may obtain personal account information on the Funds' website, www.longleafpartners.com, by following the appropriate instructions.

Privacy Of Personal Information

The Longleaf Partners Funds collect nonpublic personal information about our shareholders from the following sources:

- •Information on applications or other forms, such as name, address, age, and social security number; and

- •Information about Longleaf transactions, such as purchase and redemption activity and account balances.

We restrict access to nonpublic personal information to service providers involved in administering and servicing Longleaf accounts. Otherwise, we do not disclose nonpublic personal information about our present or former shareholders to third parties, except as permitted by law.

We and our service providers maintain physical, electronic and procedural safeguards in accord with federal regulations to protect the nonpublic personal information of Longleaf shareholders.

How To Open A New Account

Checks and wire transfers for investments received by the transfer agent before the close of the New York Stock Exchange are processed at that day's closing price. Investments received after the close of the Exchange are priced at the next day's closing price.

The Funds cannot accept post dated checks, third party checks or credit card convenience checks, nor can the Funds hold investments to be processed at a later date.

By Check:
- Complete and sign the application.
- Make check payable to "Longleaf Partners Funds."
- Indicate on account application and check the amount to be invested in each fund.
- Mail application and initial investment to:

By U.S. Mail:
Longleaf Partners Funds
P. O. Box 9694
Providence, RI 02940-9694

By overnight courier:
Longleaf Partners Funds
c/o PFPC Inc.
4400 Computer Drive
Westborough, MA 01581
(508) 871-8800

By Wire Transfer:
- Call the Funds at (800) 445-9469 (option 0) to establish a new account.
- Be prepared to provide all information required on the account application.
- You will receive an account number. Please note this number on the top of your application.
- Using your new account number, instruct your bank to wire funds as follows:

> Boston Safe Deposit & Trust Co.
> Boston, MA
> ABA #011001234
> DDA #301442
> Specify Longleaf Partners Funds #_____
>   #133 (Partners Fund)
>   #136 (International Fund)
>   #134 (Small-Cap Fund)
> For credit to: *(your name as account is registered)*
> Shareholder account #: *(your account number)*

- You must send a signed application to the transfer agent. Until the Funds receive your signed application, your account will be subject to back up withholding and no redemptions can be paid.

Individual Retirement Accounts. Please request an IRA Application Kit to open a Traditional IRA, Roth IRA, SEP or Simple IRA. The kit contains an explanation of tax considerations, information on the

Trustee, State Street Bank and Trust Co., and instructions for opening your retirement account. Your minimum initial investment of $10,000 must be satisfied primarily by transferring funds from an existing IRA or qualified retirement plan.

Additional Investments

Other than our automatic monthly investment minimum, there is no minimum required for subsequent investments.

By Check. Send your check with the remittance stub from your account statement or with an instruction letter to our transfer agent, PFPC. Your communication must contain name, address, and account number. Designate on your check and remittance stub the particular Fund(s) in which you are investing. The Funds cannot accept post dated checks, third party checks or credit card convenience checks.

By Wire Transfer. Follow the wire instructions shown previously. These instructions also appear on the reverse side of your account statement.

By Telephone and Electronic Transfer. You may establish electronic transfer capabilities on your account application or by sending written instructions to our transfer agent. You must include a voided check. You may purchase shares of the Funds by calling the transfer agent at (800) 445-9469 (option 0) to initiate an electronic transfer from your bank account. Electronic transfers can only be made from bank checking accounts and not from Money Market Funds or other financial accounts. Your purchase price will be the net asset value computed on the **next** business day following your telephone purchase request. **Your initial investment cannot be made by electronic transfer.**

By Automatic Monthly Investment. You may establish an automatic monthly investment of $100 or more by completing the designated section on your account application or by sending written instructions to our transfer agent. You must include a voided check with your request. We do not charge a fee for this service. Consult your banking institution about any fees that it may charge. Electronic transfers can only be made from bank checking accounts and not from Money Market Funds or other financial accounts. Transfers will occur on the business day on or about the 21st of each month. You can stop your automatic monthly investment by calling us at (800) 445-9469 (option 0). You must send writen instructions to make other changes to your automatic investment or to restart your automatic investment once it has been stopped.

Certificates. If you would like to receive Fund share certificates for your investments, you must send a written request to our transfer agent. Your certificates will not be issued until 15 days after your purchase unless the shares were purchased through a wire transfer. You cannot redeem certificated shares until the certificates have been returned to the transfer agent. If you lose your certificates, you will need to purchase a lost certificate bond.

Returned Checks or Rejected Transfers. You are responsible for any expenses or losses incurred by the Funds if your check is returned or your electronic transfer order is rejected by your bank for any reason, including insufficient funds or a stop payment request. These expenses and losses include additional custodial and transfer agent fees as well as any loss the Funds incur on the cancellation of the shares issued for your account. If you are an existing shareholder, the Funds may collect these losses by redeeming the necessary amount from your account.

Exceptions To Investment Minimum And Closed Funds

Exceptions to $10,000 Investment Minimum. The following investors may open a new account in any open Fund with an initial investment of less than $10,000:

- Family members of shareholders who have at least $250,000 invested in one of the Longleaf Partners Funds may open one or more accounts in the same Fund for a $5,000 initial investment.

- Persons who are employed by or are individual participants in institutional accounts of at least $2,000,000 in one of the Funds or in an account managed by Southeastern may open one or more accounts in any of the open funds for an initial investment of $5,000.

- Employees of Southeastern and their family members and employees of Longleaf service providers may open new accounts with a $1,000 initial investment.

Closed Fund Exceptions. The Small-Cap Fund closed to new investors on July 31, 1997. The following investors may open new accounts in this Fund for an initial investment of $10,000:

- Immediate family members of shareholders of the Small-Cap Fund.

- Financial advisors and consultants having clients who have maintained accounts in the Small-Cap Fund since its closing date may add new clients.

- Institutions and affiliates of institutions having an investment advisory relationship with Southeastern of at least $2,000,000.

- Employees of Southeastern and their family members and employees of Longleaf service providers may open new accounts with a $1,000 initial investment.

If you redeem your Small-Cap Fund account below the minimum initial investment amount of $10,000, you will not be allowed to make further investments unless that Fund reopens.

Prior Approval for Exceptions. Approval for exceptions must be obtained by calling Southeastern at (901) 761-2474 prior to making your investment.

How To Redeem Shares

You may withdraw any portion of your account in a share or dollar amount at any time. We will send your redemption proceeds within one week of receipt of your redemption request in good order. To allow the Fund to plan for large redemptions in an orderly manner, we request that you notify us of anticipated redemptions of $1,000,000 or more at least 5 business days before sending the formal redemption request. We must have received a completed and signed account application or W-9 form before releasing your redemption.

Redemption and Exchanges By Telephone. Investors who have established telephone redemption and exchange privileges may redeem or make exchanges of up to $100,000 over the telephone. Telephone redemptions may not be made from IRA accounts. Accounts with address change requests within the last 30 days must submit written redemption instructions with a Medallion Signature Guarantee. The following procedures are applicable:

- You may establish telephone redemption and exchange privileges when completing the account application or you may request the service by sending a written request to our Tranfser Agent.

- Call (800) 445-9469 (option 0) if you have established telephone redemption and exchange privileges on your account.

- Exchanges into new accounts must meet the $10,000 minimum.

- Proceeds of redemptions will be sent only to the address of record or in accordance with previously established bank instructions.

- Calls before the close of the New York Stock Exchange receive that day's price.

- Calls after the close of the New York Stock Exchange receive the next day's price.

- The Funds may not hold a redemption request to be processed at a later date.

Please retain the confirmation number assigned to your telephone redemption or exchange as proof of your trade. You cannot change or cancel a telephone redemption or exchange request after the transaction has been placed.

The transfer agent employs reasonable procedures to confirm that instructions received by telephone are genuine. When these procedures are followed, the Funds and the transfer agent are not liable for losses caused by such instructions. The Fund reserves the right to revise or terminate telephone redemption and exchange privileges at any time.

Redemptions By Letter. The following information must be included in a redemption request:

- Your account number;
- Fund name—Partners Fund (#133); International Fund (#136); Small-Cap Fund (#134);

- The amount of the redemption, specified in either dollars or shares;

- The signatures of all owners, exactly as they are registered on the account;

- Medallion Signature Guarantees for redemptions over $100,000 or if the proceeds will be sent to a destination not previously established on the account;

- Fund Certificates, if any have been issued for the shares being redeemed;

- Other supporting legal documents that may be required in cases of estates, corporations, trusts and certain other accounts.

Please call our transfer agent at (800) 445-9469 (option 0) if you have questions about these requirements.

Redemption requests and required documentation should be sent as follows:

By U.S. Mail:	*By Overnight Courier:*
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o PFPC
Providence, RI 02940-9694	4400 Computer Drive
	Westborough, MA 01581
	(508) 871-8800

Automatic Withdrawals. You may establish automatic withdrawals from your acccount by sending written instructions to the transfer agent. You may request withdrawals monthly, quarterly, semi-annually or annually. Withdrawals will be processed on or about the 21st day of the month they are scheduled to occur. You can stop your automatic withdrawal by calling us at (800) 445-9469 (option 0). You must send written instructions to make other changes or to restart these withdrawals once they have been stopped.

Collected Funds. Whether you are redeeming by telephone or in writing, the Funds must have received payment for the shares you are redeeming. The transfer agent will send payment for the amount of your redemption covered by collected funds. Any portion of a redemption request not covered by collected funds is not considered "in good order" and the transfer agent may delay payment of that portion of the redemption for up to 15 days from the date of purchase to ensure that collected funds have been received.

Redemption Price and Fees. Your redemption price will be the net asset value per share at the next market close after the receipt of your redemption request in good order. The redemption price may be more or less than the shares' original cost. The Funds do not charge redemption fees.

Account Changes. You may change the address on your account by calling us at (800) 445-9469 (option 0), while accessing your account information on our website at www.longleafpartners.com, or by sending a written request to our transfer agent, PFPC. Other changes to your account registration or account privileges must be made in writing.

Medallion Signature Guarantee. A Medallion Signature Guarantee is required when:

- You are redeeming more than $100,000 or are requesting a transfer or exchange for more than $100,000.

- You are requesting that a redemption be sent to an address or bank instructions other than those already established for your account.

- You are requesting a transfer, rollover, or other distribution of more than $100,000 from your IRA account.

- You are requesting changes to the ownership of an account with a value greater than $100,000.

- Your partial redemption request is accompanied by a request to change your account registration or account privileges.

- You are requesting a redemption within 30 days of a change of address.

- You are adding or changing bank wire or electronic transfer instructions on your account.

There may be circumstances in addition to those listed above that require a Medallion Signature Guarantee. Please contact us at (800) 445-9469 (option 0) if you have questions regarding these requirements.

Acceptable medallion guarantees may be obtained from banks or brokerage firms that are members of either the Securities Transfer Association Medallion Signature Program (STAMP), the New York Stock Exchange Medallion Signature Program (MSP), or the Stock Exchange Medallion Program (SEMP). The guarantee must be in original form, as photocopies or fax copies are not accepted. The surety bond coverage of the Medallion Signature Guarantee on your request must be equal to, or greater than, the value of the requested transaction, and the guarantee must have unlimited effectiveness. **Notarization is not an acceptable Medallion Signature Guarantee.**

Confirmations and Reports. If you invest directly with the Funds, you will receive a confirmation statement after each account transaction and a consolidated statement at the end of each calendar quarter. Please review your statement for accuracy and report any discrepancies to our transfer agent promptly. You will also receive tax documentation as required by the IRS. We publish quarterly, semi-annual and audited annual reports containing information on each Fund's portfolio of investments. These reports are available on the Funds' website at www.longleafpartners.com.

Purchases and Redemptions Through Brokerage Firms and Other Authorized Institutions. You may purchase and redeem shares of the Funds through brokerage firms and other authorized institutions that have agreements with the Funds. Some firms charge transaction fees for their services. If you invest through an authorized firm, you must follow that firm's procedures for buying and selling shares. The firm may designate other organizations to accept purchase and redemption orders on behalf of their clients. If the firm submits trades to the Fund in accordance with the Funds' trading agreement, the Funds will use the time of day when the firm or its designee accepts the order to determine the time of purchase or redemption, and will process the order at the next closing price computed after acceptance. The brokerage firm or other authorized institution has the responsibility of sending prospectuses, financial reports, statements, and tax forms to its clients.

Broker/Dealer and Institutional Investments. Upon execution of formal trading agreements, the Funds will accept trade orders from members of the National Association of Securities Dealers (NASD) or other institutional investors. The Funds offer telephone and automated trading through our transfer agent. Institutional investors may also establish pre-authorized fax redemption privileges. Please contact Southeastern at (901)761-2474 to obtain more information about these trading options.

Full payment for all purchases must be received within one day of the trade date. The entity initiating the trade order will be responsible for any loss that results from non-settlement. All purchase minimums and other requirements outlined in the trade order agreements must be followed to remain in good standing. The Funds may withdraw trading privileges at any time if it is in their best interests.

Payment of Redemptions Exceeding $250,000. The Longleaf Partners Funds have made an election to pay in cash the first $250,000 of any shareholder's redemptions during any 90 day period. For omnibus accounts of brokers, this commitment applies to each separate shareholder rather than to the omnibus account as a whole. As allowed by Rule 18f-1, we have reserved the right to pay the balance of any redemptions exceeding $250,000 by distributing portfolio securities rather than cash. We may elect to exercise this right for any reason, including lack of at least 5 business days advance notice for redemptions of $1,000,000 or more, or requests for redemptions of $1,000,000 or more involving shares which have not been held for at least 90 days prior to the date of the redemption. If securities in lieu of cash are distributed to you, you may incur brokerage commissions when selling the securities and the securities will be subject to prevailing market prices at the time of sale.

How Fund Shares Are Priced

The price at which you buy or sell your Fund shares is referred to as their net asset value or "NAV." We calculate NAV by dividing the total value of a Fund's assets less its liabilities by the number of shares outstanding. We determine the NAV once a day, at the close of regular trading on the New York Stock Exchange (usually at 4:00 p.m. Eastern time) on days the Exchange is open for business. The Exchange is closed for specified national holidays and on weekends.

The values of the Funds' investments are based on their market values. Securities listed or traded on a securities exchange, on the NASDAQ national market, or on any representative quotation system providing same day publication of actual prices are valued at the last sale price. If there are no transactions in the security that day, securities are valued at the midpoint between the closing bid and ask prices or, if there are no such prices, the prior day's closing price. All other securities for which over-the-counter market quotations are readily available are valued at the last representative sales price, if available, or at the midpoint between the last representative bid and ask prices. If there are no such prices, they are valued at the prior day's closing price. Non-registered securities and securities with limited trading markets are valued in good faith by the Board of Trustees.

We usually price foreign securities at the latest market close in the foreign market, which may be at different times or days than the close of the New York Stock Exchange. If events occur which could materially affect the NAV between the close of the foreign market and normal pricing at the close of the New York Stock Exchange, we may price the foreign securities at fair value as determined by the Board of Trustees, consistent with any regulatory guidelines.

The Statement of Additional Information which is a separate document, contains more information on how we price portfolio securities.

Dividends and Distributions

We intend to qualify for favorable tax treatment under the federal Internal Revenue Code by satisfying the Internal Revenue Code diversification standards and by distributing to shareholders essentially all investment income and realized capital gains. The Funds' investment income, comprised primarily of dividends on portfolio securities and interest from cash equivalents, is usually distributed in late December. Realized capital gains for the 12 months ended October 31 are usually distributed in November. Your income dividends and capital gains distributions will be reinvested in additional shares of the Funds unless you have chosen to receive them in cash. If you make an investment shortly before a dividend is declared, you will be taxed on the full dividend in the same manner as shareholders who have owned shares throughout the year.

Dividends and Capital Gains paid in cash can only be sent to your address of record or to existing bank instructions on your account. You may choose to change your election to have your distribution's paid in cash or reinvested by calling us at (800) 445-9469 (option 0).

Taxes

This tax information is general and refers primarily to current federal income tax provisions. These provisions may change after publication of this Prospectus. We urge you to consult your own tax adviser about the status of distributions and redemptions as applied to your personal situation.

Taxes on Income Dividends and Capital Gains Distributions. Generally, the Funds are not taxed on dividends and capital gains distributed to shareholders. Unless your account is a tax advantaged account such as an Individual Retirement Account or you are a tax exempt organization, you are responsible for paying federal and possibly state income taxes on any dividends and capital gains distributions you receive, even if you reinvest your distribution in additional shares of the Funds. Fund dividends from net investment income and short-term capital gains are taxed at your ordinary income tax rate. Long-term capital gains from securities held by the Funds for one year or more are taxed at your applicable capital gains rate, currently a maximum of 20% for shares held for one year or more. IRS Form 1099-DIV, mailed to you after December 31, will report the federal tax category of these distributions.

Taxes on Sales of Fund Shares. If you redeem any Fund shares or if you exchange shares between Funds, the transaction is taxable and you may realize a capital gain or loss. The amount of the gain or loss is the difference between your tax basis and the amount received. The gain or loss is long-term for shares you have held for one year or more, and is short-term for shares held less than one year. You are responsible for reporting and paying any federal or state taxes which may be due.

Withholding. Federal law requires the Funds to withhold a portion of distributions and proceeds from redemptions if you have failed to provide a correct tax identification number or to certify that you are not subject to withholding. These certifications must be made on your application or on Form W-9, which may be requested from our transfer agent.

The Statement of Additional Information contains more information about tax issues relating to the Funds.

Financial Highlights

The financial highlights table is intended to help you understand
each Fund's financial performance for the past five years or, if shorter,
the period of the Fund's operations. Certain information reflects
financial results for a single Fund share. The total returns in the table
represent the rate that an investor would have earned (or lost) on an

		Net Asset Value Beginning of Period	Net Investment Income	Net Gains on Securities Realized and Unrealized	Total from Investment Operations	Dividends from Net Investment Income	Distributions from Capital Gains
Partners Fund *Year ended Dec.31,*	2001	$22.71	$.20	$ 2.13	$ 2.33	$(.20)	$ (.33)
	2000	20.49	.15	3.94	4.09	(.15)	(1.72)
	1999	24.39	.28	.34	.62	(.29)	(4.23)
	1998	25.98	.25	3.22	3.47	(.25)	(4.81)
	1997	22.85	.21	6.24	6.45	(.21)	(3.11)
International Fund *Year ended Dec.31,*	2001	12.06	.13	1.13	1.26	(.13)	(.85)
	2000	12.02	.35	2.70	3.05	(.38)	(2.63)
October 26, 1998 (Initial Public Offering) through December 31, 1998	1999	9.97	.06	2.38	2.44	(.06)	(.33)
	1998	9.15(c)	.01	.82	.83	(.01)	-
Small-Cap Fund *Year ended Dec.31,*	2001	22.62	.24	.90	1.14	(.24)	(1.84)
	2000	20.20	.05	2.53	2.58	(.05)	(.11)
	1999	21.95	.08	.79	.87	(.08)	(2.54)
	1998	22.18	.17	2.54	2.71	(.17)	(2.77)
	1997	17.86	.18	5.01	5.19	(.18)	(.69)

34

(a) Annualized

(b) Total return reflects the rate that an investor would have earned on investment in the Fund during each period, assuming reinvestment of all distributions.

(c) Capitalized on August 12, 1998 at $10.00.

(d) Aggregate, not annualized.

(e) Expenses presented net of fee waiver. The expense ratio before the waiver was 1.76% and 2.65% in 1999 and 1998, respectively. In 2001 and 2002, the expense ratio for expenses subject to the waiver was 1.73% and 1.74%, respectively.

investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by Pricewaterhouse-Coopers LLP, whose report, along with the Funds' financial statements, are included in the Statement of Additional Information and annual report, which are available upon request.

Total Distributions	Net Asset Value End of Period	Total Return[b]	Net Assets End of Period (thousands)	Ratio of Expenses to Average Net Assets	Ratio of Net Income to Average Net Assets	Portfolio Turnover Rate
$ (.53)	$24.51	10.34%	$4,509,042	.94%	.89%	18.43%
(1.87)	22.71	20.60	3,751,993	.93	.75	20.48
(4.52)	20.49	2.18	3,622,109	.92	1.16	50.39
(5.06)	24.39	14.28	3,685,300	.93	1.12	43.78
(3.32)	25.98	28.25	2,605,070	.94	.81	38.07
(.98)	12.34	10.47	834,010	1.82[e]	1.17	32.44
(3.01)	12.06	25.93	404,505	1.79[e]	3.36	69.40
(.39)	12.02	24.37	293,613	1.75[e]	.60	50.32
(.01)	9.97	9.02[d]	75,572	1.75[a][e]	.10[a]	24.05
(2.08)	21.68	5.45	1,634,115	.96	1.14	40.39
(.16)	22.62	12.80	1,476,973	.98	.24	21.94
(2.62)	20.20	4.05	1,429,673	.97	.38	47.48
(2.94)	21.95	12.71	1,355,364	1.01	.87	52.51
(.87)	22.18	29.04	915,259	1.09	1.18	16.95

Investment Counsel
Southeastern Asset Management, Inc.
6410 Poplar Avenue, Suite 900
Memphis, TN 38119

Transfer and Dividend Agent
PFPC Inc.
Westborough, MA

Custodian
State Street Bank & Trust Company
Boston, MA

Special Legal Counsel
Dechert
Washington, DC
Boston, MA

Independent Public Accountants
PricewaterhouseCoopers LLP
Baltimore, MD
Boston, MA

(This page intentionally left blank)

(This page intentionally left blank)



LONGLEAF PARTNERS FUNDS

Send completed application and check to:
Longleaf Partners Funds, P.O. Box 9694, Providence, RI 02940-9694

New Account Application

PLEASE PRINT. Remember to complete and sign section 10 on the reverse of this application and retain a copy.
Do not use this form to open an IRA. For an IRA application or for more information, call (800) 445-9469. (option 1).

1. Account Registration

☐ **Individual**

_____
OWNER'S NAME (FIRST, INITIAL, LAST)

_____
OWNER'S SOCIAL SECURITY   BIRTHDAY (MO/DAY/YR)

☐ **Joint Tenant with Rights of Survivorship (unless otherwise noted)**

_____
JOINT OWNER'S NAME (FIRST, INITIAL, LAST)

_____
JOINT OWNER'S SOCIAL SECURITY   BIRTHDAY (MO/DAY/YR)

☐ **Transfer on Death Beneficiary**

If you reside in a State that has adopted the Uniform Transfer on Death Registration Act, you may designate a beneficiary who will automatically own the account assets upon your death, outside of probate or other court proceedings. The beneficiary has no rights to the account until after your death.

_____
TOD BENEFICIARY'S NAME (ONE NAME ONLY. FIRST, MI, LAST)

_____
TOD BENEFICIARY'S SOCIAL SECURITY # AND DATE OF BIRTH

☐ **Gift to Minor**

_____
ADULT CUSTODIAN'S NAME (ONE NAME ONLY. FIRST, INITIAL, LAST)

_____
MINOR'S NAME (ONE NAME ONLY. FIRST, INITIAL, LAST)

_____
MINOR'S STATE OF RESIDENCE

_____
MINOR'S SOCIAL SECURITY NUMBER   MINOR'S BIRTHDAY (MO/DAY/YR)

☐ **Trust**   ☐ **Corporation**   ☐ **Partnership**   ☐ **Other**
(check one)

_____
NAME OF TRUST OR ENTITY

_____
TRUSTEE NAME

_____
ADDITIONAL TRUSTEE NAME, IF ANY

_____
BENEFICIARY'S OR CLIENT'S NAME IF DIFFERENT THAN TRUST OR ENTITY NAME

_____
TAXPAYER ID NUMBER   DATE OF TRUST AGREEMENT (MO/DAY/YR)

2. Mailing Address

_____
STREET OR P.O. BOX NUMBER

_____
OTHER INFORMATION (SUITE, ATTENTION, ETC.)

_____
CITY, STATE, ZIP

(_____)_____   (_____)_____
DAYTIME PHONE   EVENING PHONE

EMAIL ADDRESS: _____

Are you a U.S. citizen? ☐ Yes ☐ No
If not a U.S. citizen, specify country of permanent residence:

_____

(Nonresident aliens are required to complete a Form W-8.)

3. Initial Investment ($10,000 Minimum per Fund Account)

NOTE: THE FUNDS DO NOT ACCEPT THIRD-PARTY CHECKS.

☐ Partners Fund (#133) $ _____

☐ International Fund (#136) $ _____

☐ Small-Cap Fund (#134) $ Closed 7/31/97

Total $ _____

☐ Check   Make payable to *Longleaf Partners Funds* and mail to the address at the top of this form.

☐ Wire   Prior to wiring funds, call (800) 445-9469 to set up an account. Wire as follows:
Boston Safe Deposit & Trust Co.
Boston, Massachusetts
ABA #011001234
DDA #301442
For Fund #_____ *(see above)*
For credit to: *(your name as account is registered)*
Shareholder account #: *(your account number)*

Note: You must send a completed application to the Fund. Your account will be subject to backup tax withholding and redemptions cannot be paid until the completed application has been received.

4. Dividends and Capital Gains Payments

All distributions will be reinvested in additional shares unless you select one or both options below:

☐ *Pay all* capital gains *in cash.*

☐ *Pay all* dividends *in cash.*

5. Bank Instructions

Please complete the following information if you would like assets transferred electronically between your bank checking account and the Funds.

_____
BANK NAME   CITY   STATE

_____
ABA ROUTING #   ACCOUNT#

_____
NAME(S) ON ACCOUNT

(you **MUST** include a voided check)

6. Automatic Monthly Investment

You must complete section 5 of this application. Please indicate the amount of your monthly investment in each fund. Our minimum monthly investment is $100 per Fund. Bank transfers will be processed on or about the 21st of each month.

☐ **Transfer the following amount(s) each month**

Partners Fund (#133)	$ _____
International Fund (#136)	$ _____
Small-Cap Fund (#134)	$ _____
Total Monthly Investment	$ _____
Beginning Date	_____
	MM/YY

(Automatic Investment Plans normally become active 20 business days after your application is processed.)

7. Electronic Asset Transfer Options

You must complete section 5 of this application. Please select the electronic asset transfer options you would like on your account if you would like redemptions and other distributions to be sent directly to your bank checking account. If you have provided bank instructions in section 5 and no option is selected, redemptions and cash distributions will be sent by ACH.

(Choose One)
☐ Send Redemptions by Fed Wire
☐ Send Redemptions by ACH

(Choose One)
☐ Send Cash Dividends and/or Capital Gains by Fed Wire
☐ Send Cash Dividends and/or Capital Gains by ACH

8. Telephone Transaction Options

Purchases, redemptions and exchanges can be made by telephone. Unless declined, the telephone transaction options will be added to your account. Once initiated, telephone transactions can not be canceled.

☐ **Do Not Add Telephone Purchase**
Purchases can be made by telephone and will be added to your account on the first business following your call. *Purchases CAN NOT be made on the same day your call is placed.* Purchases will be deducted from your checking account by electronic transfer. This option will not be added unless you complete section 5 of this application.

☐ **Do Not Add Telephone Redemption**
You can redeem up to $100,000 over the telephone. Larger redemptions must be made in writing and require a Medallion Signature Guarantee. Telephone redemptions can only be sent to the existing address or bank instructions on your account.

☐ **Do Not Add Telephone Exchange**
You can exchange up to $100,000 over the telephone between Fund accounts with identical registrations. Exchanges greater than $100,000 must be made in writing and require a Medallion Signature Guarantee.

Client Identification Number (For Internal Use Only)

9. Duplicate Shareholder Statements

Please send a copy of my account statements to:

_____
NAME (FIRST, INITIAL, LAST)

_____
COMPANY NAME

_____
STREET OR P.O. BOX NUMBER

_____
CITY, STATE, ZIP

10. Signature

EACH INVESTOR MUST SIGN THIS SECTION.

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2. I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3. I am a U.S. person (including a U.S. resident alien).

☐ **CROSS OUT ITEM 2, ABOVE, AND CHECK HERE IF YOU ARE SUBJECT TO BACKUP WITHHOLDING.**

☐ If I am a non-resident alien, by checking here I certify under penalties of perjury that I am not a U.S. citizen or resident alien and that I am an ''exempt foreign person'' as defined under IRS regulations.

THE INTERNAL REVENUE SERVICE DOES NOT REQUIRE YOUR CONSENT TO ANY PROVISION OF THIS DOCUMENT OTHER THAN THE CERTIFICATIONS REQUIRED ABOVE.

By signing this application, I also certify that:

• I have received and read the prospectus for the Fund and I agree to its terms. I have the authority and legal capacity to purchase mutual fund shares, am of legal age and believe each investment to be suitable for me.

• I understand that this Fund is not a bank, and Fund shares are not backed or guaranteed by any bank nor insured by the FDIC.

• I ratify any instructions, including telephone instructions, given on this account. I understand that the Fund or PFPC will employ reasonable procedures to confirm the genuineness of my instructions. I agree that neither the Fund nor PFPC will be liable for any loss, cost, or expense for acting upon any instructions believed to be genuine and in accordance with reasonable procedures designed to prevent unauthorized transactions.

☐ *For corporations, partnerships, trusts and other institutional accounts, the following persons are, and will continue to be, authorized signers for this account unless the Fund receives instructions to the contrary.*

At least _____
                (insert number of required signatures)
authorized signature(s) are required to execute transactions. If left blank, one authorized signer may execute transactions.

X _____
SIGNATURE OF OWNER/AUTHORIZED SIGNER   (DATE)

X _____
SIGNATURE OF JOINT OWNER/AUTHORIZED SIGNER   (DATE)

X _____
(ADDITIONAL INSTITUTIONAL SIGNATURE)   (DATE)

X _____
(ADDITIONAL INSTITUTIONAL SIGNATURE)   (DATE)

This Prospectus does not constitute an offering in any jurisdiction in which such offering would not be lawful.

You can find more information about the investment objectives and policies, the risks of investing in the Longleaf Partners Funds, and more information on Fund operations in the Statement of Additional Information (SAI). The SAI is incorporated by reference in this Prospectus, and you may request a copy by visiting our website or calling (800) 445-9469 (option 1).

You can also find more information about the Longleaf Partners Funds in our annual and semi-annual reports to shareholders, which contain financial statements and which also discuss market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year. To obtain a free copy of the latest annual or semi-annual report, please visit our website or call (800) 445-9469 (option 1).

The Securities and Exchange Commission maintains an Internet website that contains the Funds' periodic financial reports to shareholders, amendments to its registration statement which include the Prospectus and Statement of Additional Information, and other required filings. An investor may review these materials free of charge by accessing the SEC's website at http://www.sec.gov.

The Securities and Exchange Commission Investment Company Act File Number for the Longleaf Partners Funds is 811-4923.



LONGLEAF
PARTNERS
FUNDS_{SM}

MANAGED BY:

SOUTHEASTERN ASSET MANAGEMENT, INC.
6410 POPLAR AVE.
SUITE 900
MEMPHIS, TN 38119
www.longleafpartners.com
(800) 445-9469

LLP0502-Prospectus